UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Condensed Interim

Consolidated Financial

Statements

Corresponding to the

Nine Months Period

ended September 30,

2015

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated balance sheet	2

Condensed Interim Consolidated income statement	3

Condensed Interim Consolidated statements of recognized income and expenses	4

Condensed Interim Consolidated statements of changes in equity	5

Condensed Interim Consolidated statements of cash flows	6

NOTES TO THE ACCOMPANYING CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated balance sheets as of September 30, 2015 and December 31, 2014.

	Millions of Euros
ASSETS	September 2015	December 2014 (*)
CASH AND BALANCES WITH CENTRAL BANKS	36,128	31,430
FINANCIAL ASSETS HELD FOR TRADING	83,662	83,258
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	4,968	2,761
AVAILABLE-FOR-SALE FINANCIAL ASSETS	117,567	94,875
LOANS AND RECEIVABLES	451,658	372,375
HELD-TO-MATURITY INVESTMENTS	-	-
HEDGES OF INTEREST RATE RISK	65	121
HEDGING DERIVATIVES	3,733	2,551
NON-CURRENT ASSETS HELD FOR SALE	3,187	3,793
EQUITY METHOD	779	4,509
INSURANCE CONTRACTS LINKED TO PENSIONS	-	-
REINSURANCE ASSETS	537	559
TANGIBLE ASSETS	9,349	7,820
INTANGIBLE ASSETS	9,797	7,371
TAX ASSETS	17,019	12,426
OTHER ASSETS	8,029	8,094
TOTAL ASSETS	746,477	631,942

	Millions of Euros
LIABILITIES AND EQUITY	September 2015	December 2014 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	58,352	56,798
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	4,767	2,724
FINANCIAL LIABILITIES AT AMORTIZED COST	598,206	491,899
HEDGES OF INTEREST RATE RISK	397	-
HEDGING DERIVATIVES	2,822	2,331
SALE	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	10,192	10,460
PROVISIONS	8,558	7,444
TAX LIABILITIES	4,311	4,157
OTHER LIABILITIES	5,271	4,519
TOTAL LIABILITIES	692,876	580,333
STOCKHOLDERS’ FUNDS	49,832	49,446
Common Stock	3,090	3,024
Share premium	23,992	23,992
Reserves	22,552	20,936
Other equity instruments	31	67
Less: Treasury stock	(294)	(350)
Income attributed to the parent company	1,702	2,618
Less: Dividends and remuneration	(1,240)	(841)
VALUATION ADJUSTMENTS	(3,560)	(348)
NON-CONTROLLING INTEREST	7,329	2,511
TOTAL EQUITY	53,601	51,609
TOTAL LIABILITIES AND EQUITY	746,477	631,942

MEMORANDUM ITEM

CONTINGENT RISKS	48,545	33,741
CONTINGENT COMMITMENTS	134,189	106,252

(*)	Presented solely and exclusively for comparison purposes (see Note 1)

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated balance sheet as of September 30, 2015.

Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated income statements for the nine months ended September 30, 2015 and 2014

	Millions of Euros
	September 2015	September 2014 (*)
INTEREST AND SIMILAR INCOME	17,724	16,712
INTEREST AND SIMILAR EXPENSES	(6,124)	(6,355)
NET INTEREST INCOME	11,600	10,358
DIVIDEND INCOME	288	412
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR
USING THE EQUITY METHOD	192	265
FEE AND COMMISSION INCOME	4,572	4,024
FEE AND COMMISSION EXPENSES	(1,225)	(968)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	730	1,167
EXCHANGE DIFFERENCES (NET)	850	431
OTHER OPERATING INCOME	3,520	3,325
OTHER OPERATING EXPENSES	(3,316)	(3,872)
GROSS INCOME	17,211	15,141
ADMINISTRATION COSTS	(7,880)	(6,925)
DEPRECIATION AND AMORTIZATION	(932)	(834)
PROVISIONS (NET)	(574)	(638)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(3,214)	(3,218)
NET OPERATING INCOME	4,610	3,526
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(206)	(152)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS
NON-CURRENT ASSETS HELD FOR SALE	(2,146)	14
NEGATIVE GOODWILL	22	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT
CLASSIFIED AS DISCONTINUED OPERATIONS	775	(365)
OPERATING PROFIT BEFORE TAX	3,055	3,023
INCOME TAX	(941)	(746)
PROFIT FROM CONTINUING OPERATIONS	2,113	2,277
PROFIT FROM DISCONTINUED OPERATIONS (NET)	-	-
PROFIT	2,113	2,277
Profit attributable to parent company	1,702	1,929
Profit attributable to non-controlling interests	411	348

	September 2015	September 2014 (*)
Basic earnings per share	0.25	0.30
Diluted earnings per share	0.25	0.30

(*)	Presented solely and exclusively for comparison purposes (see Note 1)

The accompanying Notes 1 to 10 are an integral part of the consolidated income statement corresponding to the nine months ended September 30, 2015.

Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of recognized income and expenses for the nine months ended September 30, 2015 and 2014

	Millions of Euros
	September 2015	September 2014 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	2,113	2,277
OTHER RECOGNIZED INCOME (EXPENSES)	(4,900)	3,485

STATEMENT	33	(19)

Actuarial gains and losses from defined benefit pension plans	35	(28)
Non-current assets available for sale	-	-
Entities under the equity method of accounting	8	-
Income tax related to items not subject to reclassification to income statement	(10)	9
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(4,933)	3,504

Available-for-sale financial assets	(3,230)	3,254

Valuation gains/(losses)	(2,010)	3,486
Amounts reclassified to income statement	(1,320)	(232)
Reclassifications (other)	100	-
Cash flow hedging	(24)	(98)

Valuation gains/(losses)	(8)	(98)
Amounts reclassified to income statement	(2)	-
Amounts reclassified to the initial carrying amount of the hedged items	-	-
Reclassifications (other)	(14)	-
Hedging of net investment in foreign transactions	172	(520)

Valuation gains/(losses)	172	(520)
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Exchange differences	(3,528)	667

Valuation gains/(losses)	(3,797)	668
Amounts reclassified to income statement	269	(1)
Reclassifications (other)	-	-
Non-current assets held for sale	-	(4)

Valuation gains/(losses)	-	(4)
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Entities accounted for using the equity method	782	205

Valuation gains/(losses)	(311)	204
Amounts reclassified to income statement	1,093	1
Reclassifications (other)	-	-
Rest of recognized income and expenses	-	-

Income tax	895	(805)
TOTAL RECOGNIZED INCOME/EXPENSES	(2,787)	4,957
Attributable to the parent company	(1,509)	4,882
Attributable to non-controlling interest	(1,278)	75

(*)	Presented solely and exclusively for comparison purposes (see Note 1).

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of recognized income and expenses for the nine months ended September 30, 2015.

Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of changes in equity for the nine months ended September 30, 2015 and 2014

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests	Total Equity
	Stockholders’ Funds									Valuation Adjustments	Total
	Common Stock	Share Premium	Reserves		Other Equity Instruments	Less: Treasury Stock	Profit for the Year Attributed to Parent Company	Less: Dividends and Renumerations	Total Stockholders’ Funds
SEPTEMBER 2015			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2015	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Effect of changes in accounting policies			-				-		-		-		-
Effect of correction of errors
Adjusted initial balance	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609
Total income/expense recognized	-	-	-	-	-	-	1,702	-	1,702	(3,211)	(1,509)	(1,278)	(2,787)
Other changes in equity	66	-	2,359	(744)	(36)	56	(2,618)	(399)	(1,316)	(1)	(1,317)	6,096	4,779
Common stock increase	66	-	(66)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	12	-	-	-	12	-	12	-	12
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	83	(83)	-	-	-	(1,163)	(1,163)	-	(1,163)	(150)	(1,313)
Transactions including treasury stock and other equity instruments (net)	-	-	3	-	-	56	-	-	59	-	59	-	59
Transfers between total equity entries	-	-	2,438	(661)	-	-	(2,618)	841	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	13	-	(48)	-	-	-	(35)	-	(35)	-	(35)
Rest of increases/reductions in total equity	-	-	(112)	-	-	-	-	(77)	(189)	(1)	(190)	6,246	6,056
Balances as of September 30, 2015	3,090	23,992	22,663	(111)	31	(294)	1,702	(1,240)	49,832	(3,560)	46,272	7,329	53,601

	-	-	-	-	-	-	-	-	-	-	-	-	-

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests	Total Equity (*)
	Stockholders’ Funds									Valuation Adjustments	Total
	Common Stock	Share Premium	Reserves		Other Equity Instruments	Less: Treasury Stock	Profit for the Year Attributed to Parent Company	Less: Dividends and Renumerations	Total Stockholders’ Funds
SEPTEMBER 2014			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Effect of changes in accounting policies
Effect of correction of errors
Adjusted initial balance	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Total income/expense recognized	-	-	-	-	-	-	1,929	-	1,929	2,953	4,882	75	4,957
Other changes in equity	50	-	1,018	195	(3)	(30)	(2,083)	(371)	(1,224)	-	(1,224)	(193)	(1,417)
Common stock increase	50	-	(50)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	34	-	-	-	34	-	34	-	34
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	86	(86)	-	-	-	(1,031)	(1,031)	-	(1,031)	(235)	(1,266)
Transactions including treasury stock and other equity instruments (net)	-	-	9	-	-	(30)	-	-	(21)	-	(21)	-	(21)
Transfers between total equity entries	-	-	1,038	280	-	-	(2,083)	765	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	7	-	(37)	-	-	-	(30)	-	(30)	-	(30)
Rest of increases/reductions in total equity	-	-	(72)	1	-	-	-	(105)	(176)	-	(176)	42	(134)
Balances as of September 30, 2014	2,885	22,111	20,335	645	56	(96)	1,930	(1,136)	46,730	(878)	45,852	2,253	48,105

(*)Presented solely and exclusively for comparison purposes (see Note 1).

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of changes in equity for the nine months ended September 30, 2015.

Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Condensed Interim Consolidated statements of cash flows for the nine months ended September 30, 2015 and 2014

	Millions of Euros
	September 2015	September 2014 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	12,173	(12,333)
Profit for the year	2,113	2,277
Adjustments to obtain the cash flow from operating activities:	14,582	5,367
Depreciation and amortization	932	834
Other adjustments	13,650	4,533
Net increase/decrease in operating assets	(3,581)	(19,231)
Financial assets held for trading	(130)	(1,844)
Other financial assets/liabilities designated at fair value through profit or loss	(110)	(12)
Available-for-sale financial assets	(2,452)	(13,247)
Loans and receivables / Financial liabilities at amortized cost	(79)	(4,983)
Other operating assets/liabilities	(810)	855
Collection/Payments for income tax	(941)	(746)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(3,223)	(896)
Tangible assets	(788)	(947)
Intangible assets	(404)	(249)
Investments	797	16
Subsidiaries and other business units	(3,159)	(98)
Non-current assets held for sale and associated liabilities	248	296
Held-to-maturity investments	-	-
Other settlements/collections related to investing activities	83	86
CASH FLOWS FROM FINANCING ACTIVITIES (3)	997	1,709
Dividends	(286)	(703)
Subordinated liabilities	1,364	2,591
Common stock amortization/increase	-	-
Treasury stock acquisition/disposal	57	36
Other items relating to financing activities	(138)	(215)
EFFECT OF EXCHANGE RATE CHANGES (4)	(5,255)	(2,473)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	4,692	(13,993)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	31,430	34,887
CASH OR CASH EQUIVALENTS AT END OF THE YEAR	36,122	20,894

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	September 2015	September 2014 (*)
Cash	5,781	4,600
Balance of cash equivalent in central banks	30,341	16,294
Other financial assets	-	-
Less: Bank overdraft refundable on demand	-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	36,122	20,894

(*)Presented solely and exclusively for comparison purposes (see Note 1).

The accompanying Notes 1 to 10 are an integral part of the condensed interim consolidated statement of cash flows for the nine months ended September 30, 2015.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Notes to the condensed interim consolidated financial statements as of and for the period ended September 30, 2015

1.	Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information.

Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

The consolidated financial statements of the BBVA Group for the year ended December 31, 2014 were approved by the shareholders at the Annual General Meeting (“AGM”) on March 13, 2015.

Basis for the presentation of the condensed interim consolidated financial statements

The BBVA Group’s unaudited condensed interim consolidated financial statements are presented in accordance with the International Accounting Standard 34 (“IAS 34”), on interim financial information for the preparation of condensed financial statements for an interim period and have been presented to the Board of Directors at its meeting held on October 29, 2015. According to IAS 34, the interim financial information is prepared solely with the purpose of updating the last prepared consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in the last consolidated financial statements. Therefore, the accompanying consolidated financial statements do not include all information required by a complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group for the year ended December 31, 2014 and the Interim consolidated financial statements corresponding to the six months ended June 30, 2015. The consolidated financial statements of the Group for the year ended December 31, 2014 and the Interim consolidated financial statements corresponding to the six months ended June 30, 2015 were presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2014 and as of June 30, 2015, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group.

The accompanying interim consolidated financial statements (hereinafter “consolidated financial statement”) were prepared applying the principles of consolidation, accounting policies and valuation criteria, which as described in Note 2, are the same as those applied in the consolidated financial statements of the Group for the year ended December 31, 2014 and the Interim consolidated financial statements corresponding to the six months ended June 30, 2015, taking into account the standards and interpretations issued during the nine months ended September 30, 2015, so that they presented fairly the Group’s consolidated equity and financial position of the Group as of September 30, 2015, together with the consolidated results of its operations and the consolidated cash flows generated in the Group during the nine months ended September 30, 2015. These consolidated financial statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

When determining the information to disclose about various items of the financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the interim consolidated financial statements.

Comparative information

The information included in the accompanying consolidated financial statements and the explanatory notes referring to December 31, 2014 and September 30, 2014 is presented exclusively for the purpose of comparison with the information for September 30, 2015.

In 2015, the BBVA Group business segments were changed with regard to the existing structure in 2014 (See Note 5). The information related to business segments as of December 31, 2014 and as of September 30, 2014 has been restated in order to make them comparable, as required by IFRS 8 “Operating segments”.

Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates (see Notes 6, 7, 8 and 9) relate mainly to the following:

●	Impairment on certain financial assets.

●	The assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments.

●	The useful life and impairment losses of tangible and intangible assets.

●	The valuation of goodwill and price allocation of business combinations.

●	The fair value of certain unlisted financial assets and liabilities.

●	The recoverability of deferred tax assets.

Although these estimates were made on the basis of the best information available as of September 30, 2015 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During the nine months ended September 30, 2015 there have been no significant changes to the assumptions made as of December 31, 2014, other than those indicated in these interim consolidated financial statements.

Related-party transactions

The most recent available information related to these transactions is presented in Note 52 of the Interim consolidated financial statements of the Group for the six months ended June 30, 2015.

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The accounting policies and methods applied for the preparation of the accompanying financial statements, except those mentioned above, are the same as those applied in the Interim consolidated financial statements of the Group for the six months ended June 30, 2015.

Recent IFRS pronouncements

Changes introduced in the first nine months of 2015

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2015. They have not had a material impact on the BBVA Group’s interim consolidated financial statements corresponding to the period ended September 30, 2015.

Amended IAS 19 - “Employee Benefits. Defined Benefit Plans: Employee Contributions”

The new IAS 19 amends the accounting requirements for contributions to defined benefit plans to permit to recognize these contributions as a reduction in the service cost in the same period where they are paid if they meet certain requirements, without the need for calculations to attribute the contributions to the periods of service.

Annual Improvements cycle to IFRSs 2010-2012– laminar changes to IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38

Annual Improvements cycle to IFRSs 2010-2012 introduces small modifications and clarifications to IFRS 8 - Operating Segments, IFRS 13 - Fair Value Measurement, IAS 16 - Property, Plant and Equipment, IAS 24 – Related Party Disclosures and IAS 38 - Intangible Assets.

Annual Improvements to IFRSs 2011-2013 Cycle

Annual Improvements to IFRSs 2011-2013 Cycle introduces small modifications and clarifications to IFRS 1 - First-time Adoption of IFRSs, IFRS 3 - Business Combinations, IFRS 13 - Fair Value Measurement and IAS 40 - Investment Property.

Standards and interpretations issued but not yet effective as of September 30, 2015

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of September 30, 2015. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss.

Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

Amended IFRS 11 - “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 - “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”.

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

These modifications will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2017, although early adoption is permitted.

Amended IAS 27 – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is permitted.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning January 1, 2018, although early adoption is allowed.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Non current assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

●	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

●

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

●

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II of the Interim consolidated financial statements of the Group for the six months year ended June 30, 2015 show relevant information as of June 30, 2015 related to the main subsidiaries and structured entities and joint ventures and associates accounted for using the equity method. Appendix III of the Interim consolidated financial statements of the Group for the six months year ended June 30, 2015 show the main changes and notification of investments and divestments in the BBVA Group in the six months year ended June 30, 2015. Appendix IV of the Interim consolidated financial statements of the Group for the six months year ended June 30, 2015, show fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2015. During the nine months ended September 30, 2015, the Group acquired the non-controlling interests in “Forum Financial Services, SA” and “Forum Distribuidora SA” in Chile.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with an active presence in other areas of Europe and Asia (see Note 5).

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Changes in the Group in 2015

Investments

Acquisition of an additional 14.9% of Garanti

On November 19, 2014, the Group signed a new agreement with Dogus Holding AS, Ferit Faik Sahenk, Dianne Sahenk and Defne Sahenk (hereinafter “Dogus”) to, among other terms, the acquisition of 62,538,000,000 shares of Garanti (equivalent to 14.89% of the capital of this entity) for a maximum total consideration of 8.90 Turkish lira per batch (Garanti traded in batches of 100 shares each).

In the same agreement stated that if the payment of dividends for the year 2014 was executed by Dogus before the closing of the acquisition, that amount would be deducted from the amount payable by BBVA. On April 27, 2015, Dogus received the amount of the dividend paid to shareholders of Garanti, which amounted to Turkish Liras 0,135 per batch.

On July 27, after obtaining all the required regulatory approvals, the Group has materialized said participation increase after the acquisition of the new shares. Now the Group’s interest in Garanti is 39.9%.

The total price effectively paid by BBVA amounts to 8.765 TL per batch (amounting to approximately TL 5,481 million and €1,854 million applying a 2,9571 TL/EUR exchange rate).

In accordance with the NIIF-UE accounting rules, and as a consequence of the agreements reached, the BBVA Group shall, at the date of effective control, measure at fair value its previously acquired stake of 25.01% in Garanti (classified as a joint venture accounted for using the equity method) and shall fully consolidate Garanti in the consolidated financial statements of the BBVA Group, beginning on the above-mentioned effective control date.

Measuring the above-mentioned stake in Garanti Bank at fair value will result in a negative impact in the Profit attributable to parent company of the BBVA Group in the nine months ended September 30, 2015 amounting to €1,840 million. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date of effective control. As of June 30, 2015, these exchange rate differences are already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

As of September 30, 2015, Garanti Group has total assets of approximately €88,000 million, of which approximately €52,000 million are loans to customers, and a volume of customer deposits of approximately €73,000 million.

The amount that Garanti would have contributed to the profit attributable to parent company had that business combination been performed at the start of 2015 would be €355 million.

As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of the goodwill in accordance with IFRS 3 has not yet been completed. As of September 30, 2015, according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Garanti, and the cash payment made by the Group in consideration of the transaction generated a difference of €678 million, which is registered under the heading “Goodwill and other intangible assets” in the accompanying consolidated balance sheets.

Acquisition of Catalunya Banc

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

On April 24, 2015, once the necessary authorizations have been obtained and all the agreed conditions precedent have been fulfilled, BBVA announced that it acquired 1,947,166,809 shares of Catalunya Banc, S.A. (approximately 98.4% of its share capital) for a price of approximately €1,165 million.

As of September 30, 2015, Catalunya Banc has total assets of approximately €44,000 million, of which approximately €19,500 million are loans to customers, and a volume of customer deposits of approximately €38,000 million.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The amount that Catalunya Banc would have contributed to the consolidated Group had that business combination been performed at the start of 2015 is not material.

As of September 30, 2015, according to the purchase method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Catalunya Banc, and the cash payment made to the FROB in consideration of the transaction generated a difference of €22 million, which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement. As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed.

Divestitures

Partial sale of China CITIC Bank Corporation Limited (CNCB)

On January 23, 2015 the Group BBVA signed an agreement to sell 4.9% in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares will be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares will be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions). On March 12, 2015, after having obtained the necessary approvals, BBVA completed the sale.

The selling price to UBS is HK$ 5.73 per share, amounting to a total of HK$ 13,136 million, equivalent to approximately €1,555 million.

In addition to the above mentioned 4.9%, during the six month ended June 30, 2015 various sales were made in the market to total a 6.434% participation sale. The impact of these sales on the consolidated financial statements of the BBVA Group was a gain net of taxes of approximately €705 million. This gain gross of taxes was recognized under “Gains (losses) in non-current assets available for sale” in the accompanying consolidated income statement for the nine months ended September 30, 2015 (see Note 9).

As of September 30, 2015, BBVA hold a 3.26% interest in CNCB, this participation is recognized under the heading “Available for sale financial assets”.

Sale of Citic International Financial Holdings (CIFH)

On December 23, 2014, the BBVA Group signed an agreement to sell its participation of 29.68% in Citic International Financial Holdings Limited (hereinafter “CIFH”), to China CITIC Bank Corporation Limited (hereinafter “CNCB”). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million. The closing of such agreement is subject to the relevant regulatory approvals.

On August 27, 2015 BBVA completed the sale of its participation. The impact on the consolidated financial statements of the BBVA Group is not significant.

4.	Shareholder remuneration system

On March 25, 2015, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each) 90.31% of shareholders opted to receive their remuneration in the form of ordinary shares of BBVA (see Note 25). The other 9.69% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98; said shareholders were paid in cash at a gross fixed price of €0.13 per right, registered in “Total Equity- Dividends and remuneration” of the consolidated balance sheet as of September 30, 2015

On September 30, 2015, the Executive Committee approved the execution of the second of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €30,106,631.94 (61,442,106 shares at a €0.49 par value each). 89.65% of shareholders opted to receive their remuneration in the form of shares. The other 10.35% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 652,564,118 rights for a total amount of €52,205,129.44, said shareholders were paid in cash at a gross fixed price of €0.08 per right.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

5.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on as disaggregated level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the BBVA Group management into higher level units and, ultimately, the reportable segments themselves.

During 2015, there have been changes in the reporting structure of the operating segments of the BBVA Group with regard to the current structure during 2014. The increase of participation in the Turkish bank Garanti up to 39.9%, the balance sheet and income statement of Garanti is presented separately from the Eurasia operating segment. The operating segment reporting structure is as follows:

●	Banking activity in Spain which as in previous years includes:

–	The Retail network, with the segments of individual customers, private banking, and small businesses.

–	Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country.

–	Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area.

–	Other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain.

–	In addition, it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Real estate activity in Spain

Manage the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers and foreclosed real estate assets.

●	Turkey

Includes the 39.9% stake in the Turkish bank Garanti as of September 30, 2015 and the 25.01% stake as of December 31, 2014.

●	Mexico

Comprising of the banking and insurance businesses. The banking business includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

●	The United States

Encompasses the Group’s businesses in the United States.

●	South America

Includes the banking and insurance businesses that BBVA carries out in the region.

●	Rest of Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area.

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

With regards to the exchange rates used to convert the financial statements of the Group’s subsidiaries in Venezuela into Euros, we note that the exchange rate used in the Accounts for the periods ended September 30, 2014 and December 31, 2014 was that fixed by the SICAD I (Complementary Currency Management System). Through this system, the Exchange rate for the U.S. dollar was fixed in open auctions for both individuals or companies, resulting in an exchange rate that fluctuates from auction to auction and which is published in the SICAD web page.

On February 10, 2015, the Venezuelan government announced the closure of SICAD II as a mechanism regulating the purchase and sale of foreign currency, its merger with SICAD I in a new SICAD (not yet in place) and the creation of a new foreign-currency system called SIMADI. In accordance with the IAS 21, the exchange rate to be used to convert currencies is that which in the entity’s judgment best reflects the situation at the date of the financial statements. The exchange rate used by the Group for converting the Venezuelan currency as of September 30, 2015 is that of SIMADI (see Notes 8 and 9).

The breakdown of the BBVA Group’s total assets by operating segments as of September 30, 2015 and December 31, 2014, is as follows:

	Millions of Euros
Total Assets by Operating Segments	September 2015	December 2014 (*)
Banking Activity in Spain	343,741	318,446
Real Estate Activity in Spain	17,260	17,365
Turkey (1)	87,365	22,342
Rest of Eurasia	20,312	22,325
Mexico	99,066	93,731
South America	69,863	84,364
United States	83,447	69,261
Subtotal Assets by Operating Segments	721,055	627,834
Corporate Center and other adjustments (2)	25,422	4,108
Total Assets BBVA Group	746,477	631,942

(1)

The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti until July 2015, since then, as a consequence of the acquisition of an additional 14.89% of Garanti, it is fully consolidated in the financial statements of the BBVA Group.

(2)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method until the effective date of the acquisition of the additional 14.89%, rather than using the management criteria referred above.

(*)

The figures corresponding to December 31, 2014 have been restated under 2015 operating segment reporting structure for the purpose of comparison with the information for September 30, 2015 (see Note 1).

The profit and main earning figures in the consolidated income statements for the nine months ended September 30, 2015 and 2014 by operating segments are as follows:

					Millions of Euros
	BBVA Group				Operating Segments				Corporate Center	Adjustments (2)
Main Margins and Profits by Operating Segments		Spain	Real Estate Activity in Spain	Turkey	Rest of Eurasia	Mexico	South America	United States
September 2015
Net interest income	11,600	3,000	26	1,320	130	4,033	2,483	1,342	(324)	(411)
Gross income	17,211	5,386	(22)	1,371	359	5,253	3,405	1,979	(198)	(323)
Net operating income (1)	8,399	3,010	(122)	685	107	3,302	1,889	645	(1,007)	(111)
Operating profit /(loss) before tax	3,055	1,565	(596)	460	101	2,004	1,375	556	(1,130)	(1,280)
Profit	1,702	1,101	(407)	249	66	1,513	693	410	(1,924)	-
September 2014 (*)
Net interest income	10,358	2,834	(30)	510	145	3,587	3,264	1,054	(497)	(510)
Gross income	15,141	4,879	(154)	687	602	4,781	3,716	1,565	(484)	(451)
Net operating income (1)	7,382	2,741	(270)	399	349	3,009	2,083	471	(1,236)	(164)
Operating profit /(loss) before tax	3,023	1,182	(950)	297	291	1,777	1,473	397	(1,381)	(62)
Profit	1,929	834	(636)	235	236	1,349	754	302	(1,144)	-

(1)	Gross Income less Administrative Cost and Amortization

(2)

Includes adjustments due to Garanti Group accounted for using the equity method until the effective date of the acquisition of the additional 14.89%, instead of using management criteria as referenced earlier.

(*)

The figures corresponding to September 30, 2014 have been restated under 2015 operating segment reporting structure for the purpose of comparison with the information for September 30, 2015 (see Note 1).

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

6.	Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2015 do not differ significantly from those included in the consolidated financial statements for the year ended December 31, 2014.

The table below shows the evolution of the main items related to the credit risk of the Group as of September 30, 2015 and as of December 31, 2014. Balances are presented gross and excluding impairment losses, detailed in Note 8. The variation is mainly as a result of the acquisition of Catalunya Banc (second quarter) and the full consolidation of Garanti since the date of effective control (third quarter):

	Millions of euros
Maximum Credit Risk Exposure	September 2015	December 2014
Financial assets held for trading	39,077	39,028
Debt securities	34,540	33,883
Equity instruments	4,427	5,017
Customer lending	110	128
Other financial assets designated at fair value through profit or loss	4,968	2,761
Loans and advances to credit institutions	58	-
Debt securities	797	737
Equity instruments	4,113	2,024
Available-for-sale financial assets	117,770	95,049
Debt securities	112,638	87,679
Government	83,094	63,764
Credit institutions	8,287	7,377
Other sectors	21,256	16,538
Equity instruments	5,132	7,370
Loans and receivables	470,553	386,653
Loans and advances to credit institutions	33,089	27,089
Loans and advances to customers	426,295	352,900
Of which:
Mortgage loans	144,314	124,097
Secured loans, except mortgage	55,626	28,419
Debt securities	11,169	6,664
Derivatives (trading and hedging)	47,220	47,248
Total Financial Assets Risk	679,588	570,739
Total Contingent Risks and Commitments	182,734	139,993
Total Maximum Credit Exposure	862,322	710,732

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The table below shows the composition of the impaired financial assets and risks as of September 30, 2015 and December 31, 2014, broken down by heading in the accompanying consolidated balance sheet:

	Millions of euros
Impaired Risks. Breakdown by Type of Asset and by Sector	September 2015	December 2014
Asset Instruments Impaired
Available-for-sale financial assets	87	91
Debt securities	87	91
Loans and receivables	25,773	22,730
Loans and advances to credit institutions	22	23
Loans and advances to customers	25,747	22,703
Debt securities	4	4
Total Asset Instruments Impaired	25,860	22,821
Contingent Risks Impaired	647	413
Total impaired risks	26,507	23,234

Below is presented the change in the impaired financial assets in the period of nine months ended September 30, 2015 and the year ended December 31, 2014:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	September 2015	December 2014
Balance at the beginning	23,234	25,978
Additions	6,284	8,874
Decreases (1)	(4,917)	(7,172)
Net additions	1,367	1,702
Amounts written-off	(3,702)	(4,720)
Exchange differences and other (*)	5,608	274
Balance at the end	26,507	23,234

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries

(*)    Includes the balance of the Catalunya Banc integration in April 2015 which amounted to €3,969 million and Garanti integration in July 2015 which amounted to €1,845 million.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Below is a breakdown of the impairment losses and provisions for contingent risks recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of September 30, 2015 and December 31, 2014, broken down by heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impairment Losses and Provisions for Contingent Risks	September 2015	December 2014
Available-for-sale portfolio	204	174
Loans and receivables	18,895	14,278
Loans and advances to customers	18,841	14,244
Loans and advances to credit institutions	46	29
Debt securities	8	4
Impairment losses	19,099	14,452
Provisions to Contingent Risks and Commitments	681	381
Total	19,780	14,833
Of which:
For impaired portfolio	(13,400)	(10,825)
For currently non-impaired portfolio	(6,380)	(4,008)

Below are the changes in the period of nine months ended September 30, 2015 and the year ended December 31, 2014, in the estimated impairment losses:

	Millions of Euros
Changes in the Impaired financial assets	September 2015	December 2014
Balance at the beginning	14,833	15,538
Increase in impairment losses charged to income	4,632	11,688
Decrease in impairment losses charged to income	(1,068)	(6,891)
Transfer to written-off loans, exchange differences and other	1,383	(5,502)
Balance at the end	19,780	14,833

7.	Fair Value

The criteria and valuation methods used to calculate the fair value of financial assets do not differ significantly from those included in the consolidated financial statements for the year ended December 31, 2014.

During the nine months ended September 30, 2015, there is no material entry due to financial instruments transfers between the different levels of measurement and the changes are due to the variations in the fair value of the financial instruments.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

8.	Group Balance sheet

During 2015, it has been registered: the acquisition of Catalunya Banc (second quarter), the full consolidation of Garanti since the date of effective control (third quarter) and the period-end exchange rate depreciation of the main currencies, except for U.S. dollars, against the euro. These effects impact on the period-on-period comparison of all the accounting lines of the Group balance sheet.

Cash and balances with central banks

	Millions of Euros
Cash and Balances with Central Banks	September 2015	December 2014
Cash	5,781	6,247
Balances at the Central Banks (*)	30,010	24,974
Reverse repurchase agreements	338	209
Total Assets	36,128	31,430
Deposits from central banks (*)	24,961	19,419
Repurchase agreements	18,626	8,774
Total Liabilities	43,587	28,193

 (*) Includes accrued interests

Financial assets and liabilities held for trading

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	September 2015	December 2014
Loans and advances to customers	110	128
Debt securities	34,540	33,883
Equity instruments	4,427	5,017
Trading derivatives	44,585	44,229
Total Assets	83,662	83,258
Trading derivatives	44,854	45,052
Short positions	13,498	11,747
Total Liabilities	58,352	56,798

	Millions of Euros
Debt Securities Held-for-Trading	September	December
Breakdown by issuer	2015	2014
Issued by Central Banks	167	193
Spanish government bonds	6,678	6,332
Foreign government bonds	23,563	21,688
Issued by Spanish financial institutions	558	879
Issued by foreign financial institutions	1,282	2,169
Other debt securities	2,292	2,623
Total	34,540	33,883

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Other financial assets and liabilities at fair value through profit or loss

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss.	September 2015	December 2014
Loans and advances to credit institutions	58	-
Debt securities	797	737
Unit-linked products	158	157
Other securities	640	580
Equity instruments	4,113	2,024
Unit-linked products	4,004	1,930
Other securities	109	94
Total Assets	4,968	2,761
Other financial liabilities	4,767	2,724
Unit-linked products	4,767	2,724
Total Liabilities	4,767	2,724

Available-for-sale financial assets and Held-to-maturity investment

	Millions of Euros
Available-for-Sale Financial Assets	September 2015	December 2014
Debt securities	112,638	87,679
Impairment losses	(73)	(70)
Subtotal	112,565	87,608
Equity instruments	5,132	7,370
Impairment losses	(130)	(103)
Subtotal	5,002	7,267
Total	117,567	94,875

	Millions of Euros
Available-for-Sale Financial Assets. Debt securities	September 2015	December 2014
Debt securities
Issue by Central Banks	2,677	1,540
Spanish government bonds	41,556	36,167
Foreign government bonds	38,862	26,057
Issue by credit institutions	8,287	7,377
Resident	3,124	3,717
Non-resident	5,163	3,660
Other debt securities	20,463	15,717
Resident	2,276	2,391
Non-resident	18,187	13,325
Total gross	111,845	86,858
Impairment losses	(73)	(70)
Accruals and adjustments for hedging derivatives	793	820
Total	112,565	87,608

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Loans and receivables

	Millions of euros
Loans and receivables	September 2015	December 2014
Loans and advances to credit institutions	33,042	27,059
Loans and advances to customers	407,454	338,657
Mortgage secured loans	144,314	124,097
Other loans secured with security interest	55,626	28,419
Unsecured loans	133,019	119,002
Credit lines	14,077	12,851
Commercial credit	11,259	10,015
Receivable on demand and other	9,338	7,021
Credit cards	14,622	11,756
Finance leases	8,682	7,095
Reverse repurchase agreements	6,549	6,990
Financial paper	904	873
Impaired assets	25,747	22,703
Total gross	424,137	350,822
Valuation adjustments	(16,684)	(12,166)
Impairment losses	(18,841)	(14,244)
Accrued interests and fees	988	863
Hedging derivatives and others	1,169	1,215
Debt securities	11,162	6,659
Total	451,658	372,375

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets as of September 30, 2015 and December 31, 2014 amounted to €31,697 million and €27,324 million, respectively.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Non-current assets held for sale and liabilities associated with non-current assets held for sale

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated	September 2015	December 2014
Business sale - Assets (*)	40	924
Other assets from:
Property, plants and equipment	295	315
Buildings for own use	260	272
Operating leases	35	43
Investment properties	167	-
Foreclosures and recoveries	3,976	3,330
Foreclosures	3,763	3,144
Recoveries from financial leases	213	186
Accrued amortization (**)	(66)	(74)
Impairment losses	(1,224)	(702)
Impairment losses	3,187	3,793

(*)	As of December 31, 2014, mainly included the investment in CIFH (see Note 3)
(**)	Net of accumulated amortization until reclassified as non-current assets held for sale.

Investments in entities accounted for using the equity method

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	September 2015	December 2014
Associates entities	560	417
Joint ventures	219	4,092
Total	779	4,509

The main change in this heading is mainly as a result of the full consolidation of Garanti since the date of effective control (see Note 3).

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Tangible assets

	Millions of euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and impairments	September 2015	December 2014
Property, plants and equipment
For own use
Land and Buildings	4,820	4,168
Work in Progress	1,265	1,085
Furniture, Fixtures and Vehicles	7,226	5,904
Accumulated depreciation	(5,663)	(5,008)
Impairment	(345)	(164)
Subtotal	7,304	5,985
Assets leased out under an operating lease
Assets leased out under an operating lease	689	674
Accumulated depreciation	(214)	(226)
Impairment	(6)	(6)
Subtotal	469	443
Subtotal	7,773	6,428
Investment properties
Building rental	2,206	2,014
Other	429	167
Accumulated depreciation	(160)	(102)
Impairment	(898)	(687)
Subtotal	1,576	1,392
Total	9,349	7,820

Intangible assets

	Millions of Euros
Intangible Assets.	September 2015	December 2014
Goodwill (*)	6,709	5,697
Other intangible assets	3,088	1,673
Total	9,797	7,371

The change in the balance of this heading is mainly due to Garanti Group (see Note 3).

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Tax assets and liabilities

	Millions of Euros
Tax assets and liabilities	September 2015	December 2014
Tax assets-	17,019	12,426
Current	1,654	2,035
Deferred	15,365	10,391
Tax Liabilities-	4,311	4,157
Current	887	980
Deferred	3,424	3,177

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

According to IAS 34, income tax expense is recognized in each interim period based on the Group’s best estimate of the weighted average annual income tax rate expected for the full financial year.

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities.

Other assets and liabilities

	Millions of Euros
Other assets and liabilities. Breakdown by nature	September 2015	December 2014
Inventories	4,421	4,443
Real estate companies	4,279	4,389
Others	142	54
Transactions in progress	338	230
Accruals	1,049	706
Unaccrued prepaid expenses	705	491
Other prepayments and accrued income	345	215
Other items	2,221	2,715
Total Assets	8,029	8,094
Transactions in progress	238	77
Accruals	2,836	2,370
Unpaid accrued expenses	2,127	1,772
Other accrued expenses and deferred income	709	598
Other items	2,197	2,072
Total Liabilities	5,271	4,519

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Financial liabilities at amortized cost

	Millions of Euros
Financial Liabilities at Amortized Cost	September 2015	December 2014
Deposits from Central Banks	43,587	28,193
Deposits from Credit Institutions	71,567	65,168
Customer deposits	388,856	319,060
Debt certificates	65,860	58,096
Subordinated liabilities	16,140	14,095
Other financial liabilities	12,196	7,288
Total	598,206	491,899

Deposits from credit institutions

	Millions of euros
Deposits from credit institutions	September 2015	December 2014
Reciprocal accounts	143	218
Deposits with agreed maturity	39,789	26,731
Demand deposits	5,114	5,082
Other accounts	156	51
Repurchase agreements	26,185	32,935
Subtotal	71,387	65,017
Accrued interest until expiration	180	151
Total	71,567	65,168

Customer deposits

	Millions of euros
Customer deposits	September 2015	December 2014
Government and other government agencies	24,786	22,121
Of which:
Repurchase agreements	7,434	3,022
Current accounts	104,986	96,414
Savings accounts	77,379	65,555
Fixed-term deposits	160,338	111,796
Repurchase agreements	19,658	21,595
Other accounts	783	677
Accrued interests	926	901
Total	388,856	319,060
Of which:
In Euros	197,638	160,078
In foreign currency	191,218	158,983
Of which:
Deposits from other creditors without valuation adjustment	388,134	318,387
Accrued interests	721	673

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	September 2015	December 2014
Promissory notes and bills
In euros	137	410
In other currencies	598	660
Subtotal	735	1,070
Bonds and debentures issued
In euros -
Non-convertible bonds and debentures	8,822	10,931
Mortgage Covered bonds	27,917	26,119
Hybrid financial instruments	324	234
Securitization bonds realized by the Group	5,845	4,741
Accrued interest and others (*)	1,332	1,865
In foreign currency -
Non-convertible bonds and debentures	15,082	10,486
Mortgage Covered bonds	148	117
Hybrid financial instruments	2,394	1,945
Securitization bonds realized by the Group	2,996	474
Accrued interest and others (*)	265	114
Subtotal	65,125	57,026
Total	65,860	58,096

 (*) Hedging transactions and issuance expenses

Subordinated liabilities

	Millions of euros
Subordinated Liabilities	September 2015	December 2014
Convertible	4,376	2,735
Convertible perpetual securities	4,376	2,735
Convertible subordinated debt	-	-
Non-convertible	11,158	10,871
Preferred Stock	965	1,910
Other subordinated liabilities	10,193	8,961
Subtotal	15,534	13,606
Valuation adjustments and other concepts (*)	605	489
Total	16,140	14,095

 (*) Includes accrued interest payable and valuation adjustment of hedging derivatives.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Other subordinated liabilities

	Millions of Euros
Other financial liabilities	September 2015	December 2014
Creditors for other financial liabilities	3,356	1,692
Collection accounts	2,719	2,402
Creditors for other payment obligations	6,121	3,194
Total	12,196	7,288

Insurance and reinsurance contracts

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	September 2015	December 2014
Mathematical reserves	8,876	9,352
Provision for unpaid claims reported	690	578
Provisions for unexpired risks and other provisions	626	529
Total	10,192	10,460

Provisions

	Millions of Euros
Provisions. Breakdown by concepts	September 2015	December 2014
Provisions for pensions and similar obligations	5,934	5,970
Provisions for taxes and other legal contingencies	354	262
Provisions for contingent risks and commitments	681	381
Other provisions (*)	1,589	831
Total	8,558	7,444

  (*) Provisions or contingencies in different geographies, those, individually, are not significant.

Post-employment remuneration and others

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to inactive employees, the most significant being those in Spain, Mexico and the United States. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for the nine months ended September 30, 2015 and 2014 are as follows:

	Millions of Euros
Consolidated Income Statement Impact	September 2015	September 2014
Interest and similar expenses (*)	100	145
Personnel expenses	133	120
Defined contribution plan expense	68	71
Defined benefit plan expense	65	49
Provisions (net)	444	453
Total impact on Income Statement: Debit (Credit)	677	718

  (*)      Interest and similar charges includes interest charges/credits.

Common stock

As of September 30, 2015, BBVA’s common stock amounted to €3,089,566,625.88 divided into 6,305,238,012 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock. As a result of the increase carried out on October 19, 2015, due to the execution of the first of the capital increase described in Note 4, BBVA’s share capital amounted to €3,119,673,257.82 divided into 6,366,680,118 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

Reserves

	Millions of Euros
	September 2015	December 2014 (*)
Reserves	22,552	20,936
Accumulated reserves (losses)	22,663	20,304
Reserves (losses) of entities accounted for using the equity method	(111)	633

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Valuation adjustments

	Millions of Euros
Valuation Adjustments	September 2015	December 2014
Available-for-sale financial assets	1,732	3,816
Cash flow hedging	(58)	(46)
Hedging of net investments in foreign transactions	(201)	(373)
Exchange differences	(4,266)	(2,173)
Non-current assets held for sale	-	-
Entities accounted for using the equity method	(9)	(796)
Other valuation adjustments (Remeasurements)	(757)	(776)
Total	(3,560)	(348)

In the three months ended March 31, 2015 under the heading “Valuation adjustments - Exchange differences” the first application of the SIMADI as Venezuelan bolivar fuerte (see Note 5) was recognized with an impact of approximately €1,630 million. The exchange rate of the SIMADI as of September 30, 2015 applied in the conversion of financial statements is 223.4 Venezuelan bolivar fuerte per euro.

Non-controlling interests

	Millions of euros
Non-Controlling Interest	September 2015	December 2014
BBVA Colombia Group	55	59
BBVA Chile Group	296	347
BBVA Banco Continental Group	885	839
BBVA Banco Provincial Group (*)	131	958
BBVA Banco Francés Group	273	230
Garanti Group	5,594	-
Other companies	95	79
Total	7,329	2,511

  (*) Decrease due to the application of SIMADI.

	Millions of Euros
Profit attributable to Non-Controlling Interests	September 2015	September 2014
BBVA Colombia Group	8	8
BBVA Chile Group	33	51
BBVA Banco Continental Group	158	138
BBVA Banco Provincial Group (*)	3	99
BBVA Banco Francés Group	58	45
Garanti Group	125	-
Other companies	26	6
Total	411	348

  (*) Decrease due to the application of SIMADI.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Contingent risks and commitments

	Millions of euros
Contingent Risks and Commitments	September 2015	December 2014
Contingent Risks
Collateral, bank guarantees and indemnities	41,843	28,297
Rediscounts, endorsements and acceptances	601	47
Letter of credit and others	6,100	5,397
Total Contingent Risks	48,545	33,741
Contingent Commitments
Balances drawable by third parties:	119,284	96,714
Credit institutions	937	1,057
Government and other government agencies	2,094	1,359
Other resident sectors	28,167	21,785
Non-resident sector	88,086	72,514
Other contingent liabilities	14,905	9,537
Total Contingent Commitments	134,189	106,252

Total contingent risks and contingent commitments	182,734	139,993

Off-balance sheet customer funds

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	September 2015	December 2014
Investment companies and mutual funds	56,705	82,587
Pension funds	30,356	26,361
Customer portfolios managed on a discretionary basis	37,278	35,129
Total	124,339	144,077

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

9.	Group Income statement

During 2015, it has been registered: the acquisition of Catalunya Banc (second quarter), the full consolidation of Garanti since the date of effective control (third quarter) and the average exchange rate depreciation of the main currencies, except for U.S. dollars, against the euro. These effects impact on all the accounting lines of the Group income statement.

Interest income and expense and similar items

Interest and similar income

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	September 2015	September 2014
Central Banks	107	97
Loans and advances to credit institutions	176	186
Loans and advances to customers	13,751	12,816
Government and other government agency	429	527
Resident sector	2,541	2,866
Non resident sector	10,782	9,423
Debt securities	2,709	2,594
Held for trading	758	874
Available-for-sale financial assets	1,951	1,720
Adjustments of income as a result of hedging transactions	(255)	(198)
Insurance activity	807	853
Other income	428	365
Total	17,724	16,712

Interest and similar expense

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	September 2015	September 2014
Bank of Spain and other central banks	91	47
Deposits from credit institutions	803	764
Customers deposits	3,011	3,181
Debt certificates	1,508	1,581
Subordinated liabilities	378	361
Adjustments of expenses as a result of hedging transactions	(666)	(661)
Cost attributable to pension funds	100	145
Insurance activity	581	638
Other charges	317	299
Total	6,124	6,355

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Income from equity instruments

	Millions of Euros
Dividend Income	September 2015	September 2014
Dividends from:
Financial assets held for trading	120	112
Available-for-sale financial assets	168	300
Total	288	412

Share of profit or loss of entities accounted for using the equity method

“Investments in Entities Accounted for Using the Equity Method” amounted to €192 million for the nine months ended September 30, 2015 compared with the €265 million recorded for the nine months ended September 30, 2014 mainly as a result of the full consolidation of Garanti since the date of effective control (previously classified as a joint venture accounted for using the equity method) and the sale of CIFH (see Note 3).

Commissions

	Millions of Euros
Fee and Commission Income	September 2015	September 2014
Commitment fees	128	143
Contingent risks	303	220
Letters of credit	36	30
Bank and other guarantees	267	190
Arising from exchange of foreign currencies and banknotes	5	13
Collection and payment services income	2,386	2,240
Bills receivables	62	57
Current accounts	327	234
Credit and debit cards	1,379	1,469
Checks	179	160
Transfers and others payment orders	377	240
Rest	62	80
Securities services income	974	876
Securities underwriting	49	62
Securities dealing	179	141
Custody securities	237	231
Investment and pension funds	419	347
Rest assets management	90	95
Counseling on and management of one-off transactions	34	10
Financial and similar counseling services	69	53
Factoring transactions	22	26
Non-banking financial products sales	190	85
Other fees and commissions	461	358
Total	4,572	4,024

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

	Millions of Euros
Fee and Commission Expenses	September 2015	September 2014
Brokerage fees on lending and deposit transactions	1	1
Fees and commissions assigned to third parties	880	732
Credit and debit cards	708	623
Transfers and others payment orders	74	45
Securities dealing	4	3
Rest	95	60
Other fees and commissions	344	236
Total	1,225	968

Net gains (losses) on financial assets and liabilities (net)

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	September 2015	September 2014
Financial assets held for trading	(270)	240
Other financial assets designated at fair value through profit or loss	19	21
Other financial instruments not designated at fair value through profit or loss	980	906
Available-for-sale financial assets	751	914
Loans and receivables	67	19
Other	162	(26)
Total	730	1,167

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	September 2015	September 2014
Debt instruments	305	1,182
Equity instruments	(540)	391
Loans and advances to customers	74	21
Derivatives	712	(443)
Customer deposits	158	(3)
Rest	20	19
Total	730	1,167

Exchange differences (net)

The balance of the heading “Exchange differences (net)” stood at €850 million in the nine months ended September 30, 2015, compared with €431 million in the nine months ended September 30, 2014 mainly due to long positions in U.S. dollars held in Group subsidiaries and exchange rate fluctuations, basically in Peru and Colombia.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Other operating income and expenses

	Millions of Euros
Other Operating Income	September 2015	September 2014
Income on insurance and reinsurance contracts	2,633	2,664
Financial income from non-financial services	591	444
Of Which: Real estate companies	428	305
Rest of other operating income	297	217
Of Which: from rented buildings	65	48
Total	3,520	3,325

	Millions of Euros
Other Operating Expenses	September 2015	September 2014
Expenses on insurance and reinsurance contracts	1,880	2,021
Change in inventories	440	348
Of Which: Real estate companies	386	302
Rest of other operating expenses	996	1,503
Total	3,316	3,872

Administration costs

Personnel expenses

	Millions of Euros
Personnel Expenses	September 2015	September 2014
Wages and salaries	3,443	3,027
Social security costs	597	511
Defined contribution plan expense	68	71
Defined benefit plan expense	65	49
Other personnel expenses	413	365
Total	4,586	4,023

General and administrative expenses

	Millions of Euros
General and Administrative Expenses	September 2015	September 2014
Technology and systems	494	418
Communications	229	202
Advertising	183	151
Property, fixtures and materials	830	665
Of which: Rent expenses (*)	483	343
Taxes other than income tax	325	296
Other expenses	1,233	1,170
Total	3,294	2,902

(*)      The consolidated companies do not expect to terminate the lease contracts early.

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Depreciation and amortization

	Millions of Euros
Depreciation and Amortization	September 2015	September 2014
Tangible assets	434	436
For own use	415	419
Investment properties	19	17
Other Intangible assets	498	398
Total	932	834

Provisions (net)

	Millions of Euros
Provisions (Net)	September 2015	September 2014
Provisions for pensions and similar obligations	444	453
Provisions for contingent risks and commitments	12	4
Provisions for taxes and other legal contingencies	36	23
Other Provisions	82	158
Total	574	638

Impairment losses on financial assets (net)

	Millions of Euros
Impairment Losses on Financial Assets (Net)	September 2015	September 2014
Available-for-sale financial assets	3	24
Debt securities	1	11
Other equity instruments	2	13
Loans and receivables	3,211	3,194
Of which: Recovery of written-off assets	338	273
Total	3,214	3,218

Impairment losses on other assets (net)

	Millions of Euros
Impairment Losses on Other Assets (Net)	September 2015	September 2014
Goodwill and investment in entities	-	-
Other intangible assets	4	5
Tangible assets	54	41
For own use	24	11
Investment properties	30	30
Inventories	221	107
Rest	(73)	(2)
Total	206	152

 Translation of the Condensed Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union (See Note 1 and 10). In the event of a discrepancy, the Spanish-language version prevails.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	September 2015	September 2014
Gains
Disposal of investments in subsidiaries	13	17
Disposal of tangible assets and other	63	14
Losses:
Disposal of investments in subsidiaries	(2,218)	-
Disposal of tangible assets and other	(4)	(16)
Total	(2,146)	14

Gains (losses) on non-current assets held for sale

	Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	September 2015	September 2014
Gains (losses) on sale of real estate	23	(17)
Impairment of non-current assets held for sale	(170)	(337)
Impairment and gains (losses) on sale of investments classified as assets held for sale	44	(11)
Gains (losses) on sale of equity instruments classified as assets held for sale (*)	878	-
Total	775	(365)

(*) The balance of this heading includes the gains from the sale of its 6.3% stake in CNCB and the complete sale of its stake in CIFH (See Note 3).

10.	Subsequent events

From October 1, 2015 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 24 , 2015	By: /s/ María Ángeles Peláez

Name: María Ángeles Peláez

Title: Authorized Representative